UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March, 2019

Commission File Number: 001-37777

GRUPO SUPERVIELLE S.A.

(Exact name of registrant as specified in its charter)

SUPERVIELLE GROUP S.A.

(Translation of registrant’s name into English)

Bartolomé Mitre 434, 5th Floor

C1036AAH Buenos Aires

Republic of Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐             No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐             No ☒

GRUPO SUPERVIELLE S.A.

TABLE OF CONTENTS

Item

1.	Grupo Supervielle S.A. – Notice Calling to an Ordinary Shareholders Meeting

Autonomous City of Buenos Aires, March 14, 2019

Messrs.

Securities and Exchange Commission

25 de Mayo 175

Autonomous City of Buenos Aires

Present

RE: RELEVANT INFORMATION – Notice Calling to an Ordinary Shareholders’ Meeting

To whom it may concern:

I am pleased to address this notice to inform that on the date hereof the Board of Directors of Grupo Supervielle S.A. resolved to summon an Ordinary Shareholders’ Meeting to be held on April 26, 2019 at 3.00 PM, on first call, at San Martín 344, 8th floor, of the Autonomous City of Buenos Aires, in order to consider the following

AGENDA:

1.	Appointment of two shareholders to sign the Minutes of the Shareholders’ Meeting.

2.	Consideration of the documentation required by section 234, subsection 1 of the Law No. 19,550, for the fiscal year ended December 31, 2018.

3.	Consideration of the performance of the Board of Directors during the fiscal year ended December 31, 2018.

4.	Consideration of the performance of the Supervisory Committee during the fiscal year ended December 31, 2018.

5.	Consideration of the remuneration to the Board of Directors for the fiscal year ended December 31, 2018.

6.	Consideration of the remuneration to the Supervisory Committee for the fiscal year ended December 31, 2018.

7.	Determination of the number of Regular and Alternate Directors and, where appropriate, election thereof until the number fixed by the Shareholders’ Meeting is completed.

8.	Appointment of members of the Supervisory Committee.

9.

Consideration of the Results of the fiscal year ended December 31, 2018. Constitution of a voluntary reserve. Distribution of dividends within the term established in the applicable regulations. Delegation to the Board of Directors of the effective date of making the dividends available to the shareholders.

10.	Remuneration of the Certifying Accountant of the financial statements for the fiscal year ended December 31, 2018.

11.	Appointment of Regular and Alternate Certifying Accountants of the financial statements for the fiscal year to end December 31, 2019.

12.

Allocation of the budget to the Audit Committee in the terms of section 110 of the Capital Markets Law No. 26,831, to obtain legal advice and advice from other independent professional and hire their services.

13.	Authorizations.

It is hereby stated that during the fiscal year under consideration, no circumstance of those listed in the two paragraphs of section 71 of Law No. 26,831 has occurred.

Shareholders are reminded that in order to attend the Shareholders’ Meeting they must deposit proof of the book-entry shares as issued by Caja de Valores S.A., along with proof of identity and legal status, as appropriate, for registration in the Book of Attendance to Shareholders’ Meetings in Bartolomé Mitre 434, 6 floor, Autonomous City of Buenos Aires, until April 22, 2019 at 6.00 pm. At the time of registration to participate in the Shareholdes’ Meeting, Shareholders must provide the following information: full name and surname or full company name; type and number of ID or registration data with express indication of the Register at which they are registered and their jurisdiction and address indicating their nature. Same data will be provided in the case of those who attend the Shareholders’ Meeting as a representative of the owner of the shares. The documentation to be considered at the Shareholders’ Meeting is available to the Shareholders at: (i) Securities / Custody Office at the Bartolomé Mitre 434, 1st floor, Autonomous City of Buenos Aires; and (ii) upon request to the following email AsuntosSocietarios@supervielle.com.ar.

Grupo Supervielle S.A. Responsible for Markets Relations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Supervielle S.A.

Date: March 14, 2019	By:	/s/ Alejandra Naughton
		Name:	Alejandra Naughton
		Title:	Chief Financial Officer